Wireless electrical Grid LAN, Inc.



ANNUAL REPORT

1919 Commerce Dr. Suite 120

Hampton, VA 23666

(757) 788-8765

https://wi-gl.com/

This Annual Report is dated April 23, 2025.

BUSINESS

Wireless Electrical Grid LAN, WiGL Inc. ("the Company", "we", 'our", or "us") was incorporated on February 26, 2020 under the laws of the State of Virginia, and is headquartered in Hampton, VA. The Company is engineering technology to enable consumers to power their devices on the move or recharge their battery while they use their device wirelessly. By expanding the engineering behind the Company's patents, the Company is bringing consumers the ability to synchronize, create, and sell products that manage and reduce costs associated with wirelessly powering devices.

Previous Offerings

The Company has. a current Reg CF.

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2024 Compared to 2023

How long can the business operate without revenue: less than 3 months

Foreseeable major expenses based on projections: Tariffs

Future operational challenges: Tariffs and access to capital

Future challenges related to capital resources: Tariffs and access to capital

Future milestones and events: Going to market with new products.

Liquidity and Capital Resources

At December 31, 2023, the Company had cash of $1,000,000.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

The Company does not have any material terms of indebtedness

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

There have been no changes to the officers and Directors in 2024.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2023, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

There have been no changes to principal security holders in 2024.

RELATED PARTY TRANSACTIONS

WiGL Inc was initially a division of Glover 38th St Holdings, LLC ("G38"). From the Company' founding thru 2021, G38 advanced funds, paid 100% of expenses and/or provided loans to the Company in 2020 and Q1 of 2021.

During the year ending December 31, 2020, the G38 funded and initiated a Regulation CF offering. The purpose of this offering was to separate the Company from G38. Over the course of two Regulation CF capital raises, the Regulation CF offerings sold 9,232,512 shares of common stock at $0.59 per share for gross proceeds of $4,837,428. There were $773,721 in net fees related to the fundraise as well as 169,483 of shares issued to StartEngine for services performed valued at $99,995. Of the gross proceeds, $207,079 was placed in escrow and was distributed to the Company on February 18, 2022. During the year ending December 31, 2022, the Company continued with the Regulation CF raise and sold an additional 1,274 shares of common stock for gross proceeds of $675.

The Regulation CF offering initiated in December 2020 included the following disclosures:

● Irregular Use of Proceeds: The Company may incur Irregular Use of Proceeds that include but are not limited to the following:

○ Vendor payments in excess of $10,000.
Salary payments in excess of $10,000 made to the CEO, a friend or relative.

○ Travel and Entertainment payments in excess of $10,000.

○ Intercompany debt or back payments in excess of $10,000.

○ Administrative Expenses in any amount may not be strictly for administrative purposes.

The aforementioned disclosure was intended to describe the potential use of funds related to separating the Company from G38. During the period ended December 31, 2020 and December 31, 2021, the Company repaid its loans and advances from G38 solely in shares. These repayments were made via a stock transfer and not sold to G38. The Company transferred 83,000,000 shares of Common Stock to G38's Founder Dr. Glover.
For the period ended December 31, 2020, G38 paid all expenses on behalf of WiGL Inc. Conversely, the during COVID in 2021 the Company made reciprocated advances to G38 in the amount of $351,000 during the period ended December 31, 2021.

During the period ending December 2020, the CEO received $0 in salary from the Company. For the period ending December 31, 2021, when the CEO transitioned from unpaid parttime support to full time CEO, the Company made advances to Dr. Glover in the amount of $100,000.

During the period ended December 31, 2022, at the close of the Regulation CF offering, the Company accepted the following payments from related parties:

Holders Returned To Amount Reasoning Value
Dr. Glover Company 387,451 shares Dr. Glover returned 387,451 shares of
Common Stock that had been issued to him
in lieu of salary during the period ended
December 31, 2020.
$1.58 per share
As discussed above, the CEO returned 387,451 shares, valued at $1.58 per share for a total value of $612,173. In addition to the share return settling the above related party receivables, it resulted in an amount owing to the CEO of $64,004 and is recorded as a related party payable as of December 31, 2022. The balance increased by $106 in the year ending December 31, 2023 for a balance of $64,110. During the year ended December 31, 2024, the Company settled the full outstanding debt in exchange for an electronic vehicle. This resulted in a gain on disposal of $47,028.
During the year ending December 31, 2024, the CEO took a 50% cut in his Salary.
In January of 2024 the Company completed the carve-out of a newly formed entity, WiGL eNERGY, which was established to commercialize certain technologies previously under development by the Company. Prior to the

carve-out, the Company incurred and expensed research and development ("R&D") costs related to the technologies now owned by WiGL eNERGY.

In connection with the carve-out, the Company entered into a reimbursement agreement with WiGL eNERGY, under which WiGL eNERGY has agreed to reimburse the Company for certain R&D expenses incurred prior to the carve-out date as well as subsequent related expenses. As of December 31, 2023, the total amount to be reimbursed is $410,355. Management continues to assess the recoverability of any remaining balances and will recognize additional income as appropriate under ASC 606, Revenue from Contracts with Customers, or ASC 450, Contingencies, depending on the nature of the agreement and rights to reimbursement.

OUR SECURITIES

The company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 12,658,227 of Common Stock.

Common Stock

The amount of security authorized is 500,000,000 with a total of 92,776,205 outstanding.

Voting Rights

There are no voting rights associated with Common Stock.

Material Rights

There are no material rights associated with Common Stock.

What it means to be a minority holder

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations. The Company is subject to customary risks and uncertainties including, but not limited to, the need for protection of proprietary technology, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history. Our goal is to obtain, maintain and enforce patent protection for our products, formulation, processes, methods, and other proprietary technologies, preserve our trade secrets, and operate without infringing on the proprietary rights of other parties, both in the United States and in other countries. Our policy is to actively seek to obtain, where appropriate, the broadest intellectual property protection possible for our current product candidates and any future product candidates, proprietary information, and proprietary technology through a combination of contractual arrangements and patents, both in the United States and abroad. However, even patent protection may not always afford us with complete protection against competitors who seek to circumvent our patents. Our proprietary rights may not adequately protect our intellectual property and potential products, and if we cannot obtain adequate protection of our intellectual property and potential products, we may not be able to successfully market our potential products. We will depend upon the skills, knowledge, and experience of our scientific and technical personnel, as well as that of our advisors, consultants, and other contractors, none of which is patentable. To help protect our proprietary knowhow, which is not patentable, and inventions for which patents may be difficult to obtain or enforce, we will in the future rely on trade secret protection and confidentiality agreements to protect our interests. To this end, we require all of our employees, consultants, advisors, and other contractors to enter into confidentiality agreements that prohibit the disclosure of confidential information and, where applicable, require disclosure and assignment to us of the ideas, developments, discoveries, and inventions important to our business. As of December 31, 2024, the Company has not yet commenced planned principal operations nor generated enough revenue to support operations. The Company's activities since inception have consisted of formation activities, product development, and efforts to raise additional capital.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 23, 2025.

Wireless electrical Grid LAN, Inc.

By /s/ *Dr. Ahmad Glover*

        Name: Wireless electrical Grids LAN, WiGL Inc

        Title: Founder

Exhibit A

FINANCIAL STATEMENTS



Wireless Electrical GRID LAN, WiGL Inc.
A Virginia Corporation

Financial Statements (Unaudited)

December 31, 2024

Wireless Electrical GRID LAN, WiGL Inc.

FINANCIAL STATEMENTS
December 31, 2024

Table of Contents

Financial Statements (Unaudited)

WIRELESS ELECTRICAL GRID LAN, WiGL, INC.
BALANCE SHEETS
December 31, 2024 and 2023 (Unaudited)

	December 31, 2024	December 31, 2023
Assets		
Current assets:		
Cash and cash equivalents	$ 178,876	$ 654,235
Prepaid expense	14,725	64,240
Funds in escrow	-	309,577
Investment in securities	47,635	248,502
Total current assets	241,236	1,276,554
Property and equipment, net	2,375	33,533
Deposit on property development	113,726	-
Equity investments	5,674	5,674
WiGL Energy Receivable	410,355	-
Patents, net	346,075	271,798
Trademarks	81,263	70,713
Total assets	$ 1,200,704	$ 1,658,272
Liabilities and stockholders' equity		
Current liabilities:		
Accounts payable and accrued expenses	$ 119,569	$ 240,061
Related party payable	37,799	64,110
Total current liabilities	157,368	304,171
Total liabilities	157,368	304,171
Commitments and contingencies	-	-
Stockholders' equity:		
Common stock, 500,000,000 shares authorized, 97,547,739 and 96,426,824 no par value shares issued and outstanding at December 31, 2024 and December 31, 2023, respectively	9,603,370	8,259,528
Accumulated deficit	(8,560,034)	(6,905,427)
Total stockholders' equity	1,043,336	1,354,101
Total liabilities and stockholders' equity	$ 1,200,704	$ 1,658,272

In the opinion of management, all adjustments necessary in order to make the interim financial statements not misleading have been included. No assurance provided. See accompanying notes to the financial statements.

WIRELESS ELECTRICAL GRID LAN, WiGL, INC.
STATEMENTS OF OPERATIONS
For the years ending December 31, 2024 and 2023 (unaudited)

	December 31, 2024	December 31, 2023
Revenues	$ 475,000	$ 644,999
Total revenue	475,000	644,999
Operating expenses:		
Professional fees	138,217	172,491
Advertising and marketing	81,095	111,609
General and administrative	103,569	293,412
Rent	26,896	24,123
Travel	38,402	88,801
Consulting and contractor expense	70,983	142,050
Payroll and related expenses	538,808	546,885
Research and development	1,200,260	1,842,724
Depreciation and amortization	24,117	21,984
Total operating expenses	2,222,347	3,244,079
Loss from operations	(1,747,347)	(2,599,080)
Other income (expense)		
Unrealized gain (loss)	(28,080)	99,856
Interest expense	(597)	(252)
Other income	73,935	102,505
Gain on disposal	47,028	-
Dividend income	454	760
Total other income (expense)	92,740	202,869
Net loss before income taxes	(1,654,607)	(2,396,211)
Provision for income taxes	-	-
Net loss	$ (1,654,607)	$ (2,396,211)
Basic and diluted loss per share	$ (0.02)	$ (0.03)
Weighted average number of common shares outstanding - basic & diluted	97,345,319	95,401,281

In the opinion of management, all adjustments necessary in order to make the interim financial statements not misleading have been included. No assurance provided. See accompanying notes to the financial statements.

WIRELESS ELECTRICAL GRID LAN, WiGL, INC.
STATEMENTS OF STOCKHOLDERS' EQUITY
For the years ended December 31, 2024 and 2023 (unaudited)

	Common Stock						Total
	Shares		Amount		Accumulated Deficit		Stockhol Equit
Balance on December 31, 2022	93,899,196	$	5,190,361	$	(4,509,216)	$	
Issuance of common stock for cash Reg A	2,457,226		3,623,814		-		3
Offering costs	-		(665,882)		-		
Shares issued for services	70,402		111,235				
Net loss	-		-		(2,396,211)		(2
Balance on December 31, 2023	96,426,824		8,259,528		(6,905,427)		1
Issuance of common stock for cash Reg A	1,120,915		1,435,516		-		1
Offering costs	-		(91,674)		-		
Net loss	-		-		(1,654,607)		(1
Balance on December 31, 2024	97,547,739	$	9,603,370	$	(8,560,034)	$	1

In the opinion of management, all adjustments necessary in order to make the interim financial statements not misleading have been included. No assurance provided.

See accompanying notes to the financial statements.

-3-

WIRELESS ELECTRICAL GRID LAN, WiGL, INC.
STATEMENTS OF CASH FLOWS
For the years ended December 31, 2024 and 2023 (unaudited)

	December 31, 2024	December 31, 2023
Cash flows from operating activities		
Net loss	$ (1,654,607)	$ (2,396,211)
Adjustments to reconcile net loss to net cash used by operating activities:		
Depreciation and amortization	24,117	21,984
Unrealized (gain) loss on investments	28,080	(99,856)
Realized loss on securities	(73,908)	-
Share based compensation	-	111,235
Gain on disposal	(47,028)	-
Changes in operating assets and liabilities:		
Related party payable	-	106
Related party receivable	(410,355)	-
Escrow and other receivables	309,577	-
Accounts payable and accrued expenses	(120,492)	162,040
Prepaid expenses and other current assets	49,515	(64,240)
Inventory	-	3,911
Net cash used by operating activities	(1,895,101)	(2,261,031)
Cash flows from investing activities		
Proceeds from sale of investments	247,176	(760)
Reinvestment of dividends and capital gains into investments	(481)	-
Intangible application expenditure	(94,868)	(145,426)
Cash paid for property deposit	(113,726)	-
Net cash provided (used) by investing activities	38,101	(146,186)
Cash flows from financing activities		
Proceeds from issuance of common stock	1,435,516	3,623,814
Increase to related party payable	37,799	-
Offering costs	(91,674)	(665,882)
Subscription receivable	-	(203,430)
Net cash provided by financing activities	1,381,641	2,754,502
Net increase (decrease) in cash and cash equivalents	(475,359)	347,285
Cash and cash equivalents, beginning	654,235	306,950
Cash and cash equivalents, ending	$ 178,876	$ 654,235
Supplemental cash flow information:		
Cash paid during the year for:		
Interest	$ -	$ -
Income taxes	$ -	$ -
Supplemental disclosure of non-cash financing and investing activities:		
Shares issued to broker	$ -	$ 111,235

In the opinion of management, all adjustments necessary in order to make the interim financial statements not misleading have been included. No assurance provided. See accompanying notes to the financial statements.

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Wireless Electrical Grid LAN, WiGL Inc. ("the Company", "we", 'our", or "us") was incorporated on February 26, 2020 under the laws of the State of Virginia, and is headquartered in Hampton, VA. The Company is engineering technology to enable consumers to power their devices on the move or recharge their battery while they use their device wirelessly. By expanding the engineering behind the Company's patents, the Company is bringing consumers the ability to synchronize, create, and sell products that manage and reduce costs associated with wirelessly powering devices.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The Company's fiscal year-end is December 31. The Company's functional currency is United States Dollars and financial statement presentation is in United States Dollars. In the opinion of management, all adjustments necessary in order to make the financial statements not misleading have been included.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company's revenue recognition policy standards include the following elements:

- Identification of the contract with a customer;
- Identification of the performance obligations in the contract;
- Determination of the transaction price;
- Allocation of the transaction price to the performance obligations in the contract; and
- Recognition of revenue when, or as, the Company satisfies the performance obligations.

During the year ending December 31, 2022, the Company entered into a contract that included eight phases of the contract for a total contract amount of $749,999. For the year ending December 31, 2022, the Company completed the first seven phases for revenue earned of $450,000. The remaining portion of the contract was completed in 2023.

In November of 2022, the Company entered into a contract that included two phases for a total contract amount of $74,999. For the year ending December 31, 2022, the Company completed the first phase for revenue earned of $29,999. The remaining phase of the contract was completed in January of 2023 for $45,000.

In June of 2023, the Company entered into a contract that included eight phases for a total contract amount of $799,000. For the year ending December 31, 2023, the Company completed the first two phases for revenue earned of $300,000. During the year ending December 31, 2024, the Company earned an additional $475,000 on the contract.

Risks and Uncertainties

The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

The Company is subject to customary risks and uncertainties including, but not limited to, the need for protection of proprietary technology, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

Our goal is to obtain, maintain and enforce patent protection for our products, formulation, processes, methods, and other proprietary technologies, preserve our trade secrets, and operate without infringing on the proprietary rights of other parties, both in the United States and in other countries. Our policy is to actively seek to obtain, where appropriate, the broadest intellectual property protection possible for our current product candidates and any future product candidates, proprietary information, and proprietary technology through a combination of contractual arrangements and patents, both in the United States and abroad. However, even patent protection may not always afford us with complete protection against competitors who seek to circumvent our patents. Our proprietary rights may not adequately protect our intellectual property and potential products, and if we cannot obtain adequate protection of our intellectual property and potential products, we may not be able to successfully market our potential products.

We will depend upon the skills, knowledge, and experience of our scientific and technical personnel, as well as that of our advisors, consultants, and other contractors, none of which is patentable. To help protect our proprietary know-how, which is not patentable, and inventions for which patents may be difficult to obtain or enforce, we will in the future rely on trade secret protection and confidentiality agreements to protect our interests. To this end, we require all of our employees, consultants, advisors, and other contractors to enter into confidentiality agreements that prohibit the disclosure of confidential information and, where applicable, require disclosure and assignment to us of the ideas, developments, discoveries, and inventions important to our business.

As of December 31, 2024, the Company has not yet commenced planned principal operations nor generated enough revenue to support operations. The Company's activities since inception have consisted of formation activities, product development, and efforts to raise additional capital.

Fair Value Measurements

Fair value is defined as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement determined based on assumptions that market participants would use in pricing and asset or liability. There are three levels that prioritize the inputs used in measuring fair value as follows:

- Level 1: Observable market inputs, such as quoted prices (unadjusted) in active markets for identically assets or liabilities;
- Level 2: Observable market inputs, other than quoted prices in active markets, that are observable either directly or indirectly; and

- Level 3: Unobservable inputs where there is little or no market data, which require the reporting entity to develop its own assumptions.

All financial instruments on the balance sheets approximate their fair value other than those noted below.

	December 31, 2024			
	Level 1	Level 2	Level 3	Total
Stocks	$ 47,635	$ -	$ -	$ 47,635
Nonpublic company investments	-	-	5,674	5,674
	$ 47,635	$ -	$ 5,674	$ 53,309

	December 31, 2023			
	Level 1	Level 2	Level 3	Total
Stocks	$ 248,502	$ -	$ -	$ 248,502
Nonpublic company investments	-	-	5,674	5,674
	$ 248,502	$ -	$ 5,674	$ 254,176

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. At December 31, 2024 and December 31, 2023, the Company had no items that would be considered cash equivalents. The Company maintains its cash in bank deposit accounts, that may at times, exceed federal insured limits. As of December 31, 2024 and December 31, 2023, there was $0 and $404,235 in cash that exceeded federal insured limits, respectively. No losses have been recognized as a result of these excess amounts.

Inventory

Inventory is stated at the lower of cost or market value and is account for using the first-in-first-out method ("FIFO"). The Company analyzes inventory for any potential obsolescence and records impairment and obsolescence reserve against inventory as deemed necessary. The Company had $0 of inventory as of December 31, 2024 and December 31, 2023.

Property and Equipment

Property and equipment are recorded at cost. Depreciation is provided over the estimated useful lives of the related assets using the straight-line method for financial statement purposes. All equipment determined to have a useful life of 5 years. Additions and improvements are capitalized while routine repairs and maintenance are charged to expense as incurred. Upon sale or disposition, the recorded asset cost and accumulated depreciation are removed from accounts and the net amount, less proceeds received from disposal, is charged or credited to other income or expense. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. No impairment was considered necessary at December 31, 2024 and December 31, 2023.

Intangibles

Intangible assets purchased or developed by the Company are recorded at cost. Amortization is recognized over the estimated useful life of the asset using the straight-line method for financial statement purposes. The useful life of the patents are 20 years from the date of application. Management has determined that the acquired trademarks are indefinite-live intangible assets and therefore records no amortization expense but assesses it for impairment annually. The Company reviews the recoverability of intangible assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. No impairment was considered necessary at December 31, 2024 and December 31, 2023.

Investments

The Company invests in equity securities of public and nonpublic companies for business and strategic purposes. The Company used Edward Jones for risk reduction for deposits greater than the $250,000 FDIC protection limit. The public companies are carried at fair value based on quoted market prices and totaled $47,635 and $248,502 at December 31, 2024 and December 31, 2023, respectively. All subsequent changes in fair values recorded in the statement of operations under other income (expense).

Investments in privately held equity securities of nonpublic entities without readily determinable fair values are carried at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer and totaled $5,674 at December 31, 2024 and December 31, 2023. The Company reviews its equity securities without readily determinable fair values on a regular basis to determine if the investment is impaired. For purposes of this assessment, the Company considers the investee's cash position, earnings and revenue outlook, liquidity and management ownership, among other factors, in its review. If management's assessment indicates that an impairment exists, the Company estimates the fair value of the equity investment and recognizes in current earnings an impairment loss that is equal to the difference between the fair value of the equity investment and its carrying amount.

Advertising Costs

The Company's advertising costs are expensed as incurred. During the years ending December 31, 2024 and 2023, the Company incurred $81,095 and $111,609 in advertising costs, respectively, recorded under the heading 'Advertising and marketing' in the statements of operations.

Research and Development Costs

Research and development costs, including salaries, research material, and administrative costs, are expensed as incurred.

Earnings/(Loss) per Share

Basic earnings per share is computed by dividing net income/(loss) by the weighted-average number of common shares outstanding during the period. Diluted earnings per share is computed by dividing net income (loss) by the weighted-average number of common shares and dilutive potential common shares outstanding during the period. There were no adjustments included in the computation of diluted net loss per share as their effect would have been anti-dilutive.

Leases

On January 1, 2022, the Company adopted ASC 842, Leases, as amended, which supersedes the lease accounting guidance under Topic 840, and generally requires lessees to recognize operating and finance lease liabilities and corresponding right-of-use (ROU) assets on the balance sheet and to provide enhanced disclosures surrounding the amount, timing and uncertainty of cash flows arising from lease arrangements. The Company adopted the new guidance using a modified retrospective method. Under this method, the Company elected to apply the new accounting standard only to the most recent period presented, recognizing the cumulative effect of the accounting change, if any, as an adjustment to the beginning balance of retained earnings. Accordingly, prior periods have not been recast to reflect the new accounting standard. The cumulative effect of applying the provisions of ASC 842 had no material impact on accumulated deficit.

The Company elected transitional practical expedients for existing leases which eliminated the requirements to reassess existing lease classification, initial direct costs, and whether contracts contain leases. Also, the Company elected to present the payments associated with short-term leases as an expense in statements of operations. Short-term leases are leases with a lease term of 12 months or less. The adoption of ASC 842 had no impact on the Company's balance sheet for the year ended December 31, 2024 and year ended December 31, 2023 since its lease is short-term in nature.

On January 10, 2024, the Company agreed to purchase a leasehold interest in a work location located in the Accra Metropolis in the Greater Accra region of the Republic of Ghana. The property will be used as a demonstration, distribution and office location for the Company's technologies. The leasehold interest expires on March 8, 2054. The Company intends to pay $189,543 USD to lease this location. The Company notes that this building is not yet completed. As of December 31, 2024, the Company made two payments totaling $113,726 that are recorded as Deposit on property development on the balance sheet.

Recent Accounting Pronouncements

In August 2020, FASB issued ASU 2020-06, Accounting for Convertible Instruments and Contracts in an Entity's Own Equity ("ASU 2020-06"), as part of its overall simplification initiative to reduce costs and complexity of applying accounting standards while maintaining or improving the usefulness of the information provided to users of financial statements. Among other changes, the new guidance removes from GAAP separation models for convertible debt that require the convertible debt to be separated into a debt and equity component, unless the conversion feature is required to be bifurcated and accounted for as a derivative or the debt is issued at a substantial premium. As a result, after adopting the guidance, entities will no longer separately present such embedded conversion features in equity, and will instead account for the convertible debt wholly as debt. The new guidance also requires use of the "if-converted" method when calculating the dilutive impact of convertible debt on earnings per share, which is consistent with the Company's current accounting treatment under the current guidance. The guidance is effective for financial statements issued for fiscal years beginning after December 15, 2023, and interim periods within those fiscal years, with early adoption permitted, but only at the beginning of the fiscal year.   Management believes that the adoption of ASU 2020-06 had no impact on the Company's financial statements and disclosures.

In August 2020, the FASB issued Accounting Standards Update No. 2020-06, *Debt – Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging – Contracts in Entity's Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity's Own Equity* ("ASU 2020- 06"). ASU 2020-06 simplifies the accounting for convertible instruments, the accounting for contracts in an entity's own equity, and the related earnings per share calculations. The new standard is effective for fiscal years beginning after December 15, 2023. Management believes that the adoption of ASU 2020-06 had no impact on the Company's financial statements and disclosures.

In November 2023, the Financial Accounting Standards Board (FASB) issued ASU 2023-07, Improvements to Reportable Segment Disclosures, which enhances disclosures about significant segment expenses and interim segment disclosures for public entities. The standard is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. As the Company currently operates as a single operating and reportable segment, Management believes that the adoption of ASU 2023-07 had no impact on the Company's financial statements and disclosures.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the Company's financial statements. As the new accounting pronouncements become effective, the Company will adopt those that are applicable under the circumstances.

Segment Reporting

The Company has determined that it operates as a single operating and reportable segment, consistent with the way the chief operating decision maker (CODM) manages the business and allocates resources. The CODM reviews financial information to evaluate performance and make operating decisions.

The Company continues to monitor and evaluate the nature and structure of its operations to ensure compliance with segment disclosure requirements.

NOTE 2 – GOING CONCERN

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company sustained a net loss of $1,654,607 and had negative operating cash flows for the year ended December 31, 2024. As of December 31, 2024, the Company had an accumulated deficit of $8,560,034 and limited liquid assets with $178,876 of cash. These factors raise substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its flagship product, and its ability to generate positive operational cash flow. No assurance can be given that the Company will be successful in these efforts. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

NOTE 3 – INTANGIBLE ASSETS

Intangible assets consist of the following at December 31, 2024 and 2023:

	December 31, 2024	December 31, 2023
Patents issued	$ 255,377	$ 157,654
Patents pending	114,818	128,223
Trademarks	81,263	70,713
Total intangible assets	451,458	356,590
Accumulated amortization	(24,120)	(14,079)
Intangible assets, net	$ 427,338	$ 342,511

As of December 31, 2024, the Company has been issued six patents all of which have been assigned the useful life of the patent and are being amortized. The Patents issued totaled $255,377 and $157,654 as of December 31, 2024 and 2023, respectively. There was amortization expense of $10,041 and $7,908 for the years ending December 31, 2024 and 2023, respectively.

The Company continues to apply and work on other patents. The related attorney fees are recorded as patents pending and amortization will begin once the patents have been issued. The Company has also filed for multiple trademarks. As the Company is able to extend the life of the trademarks indefinitely, they are considered indefinite lived and not amortized. Should the Company allow any of the trademarks to lapse, they will be expensed within that period.

NOTE 4 – PROPERTY AND EQUIPMENT

Property and equipment consist of the following at December 31, 2024 and 2023:

	December 31, 2024	December 31, 2023
Test equipment and PPE	$ 9,287	$ 9,287
Electronic Vehicle	-	62,728
	9,287	72,015
Accumulated depreciation	(6,912)	(38,482)
Property and equipment, net	$ 2,375	$ 33,533

Depreciation expense for the years ended December 31, 2024 and 2023 was $14,076. At year end of December 31, 2024, the Company transferred the Electronic Vehicle in settlement of related party debt. See Note 5 for additional discussion.

NOTE 5 – RELATED PARTY TRANSACTIONS

WiGL Inc was initially a division of Glover 38th St Holdings, LLC ("G38"). From the Company' founding thru 2021, G38 advanced funds, paid 100% of expenses and/or provided loans to the Company in 2020 and Q1 of 2021.

During the year ending December 31, 2020, the G38 funded and initiated a Regulation CF offering. The purpose of this offering was to separate the Company from G38. Over the course of two Regulation CF capital raises, the Regulation CF offerings sold 9,232,512 shares of common stock at $0.59 per share for gross proceeds of $4,837,428. There were $773,721 in net fees related to the fundraise as well as 169,483 of shares issued to StartEngine for services performed valued at $99,995. Of the gross proceeds, $207,079 was placed in escrow and was distributed to the Company on February 18, 2022. During the year ending December 31, 2022, the Company continued with the Regulation CF raise and sold an additional 1,274 shares of common stock for gross proceeds of $675.

The Regulation CF offering initiated in December 2020 included the following disclosures:

- Irregular Use of Proceeds: The Company may incur Irregular Use of Proceeds that include but are not limited to the following:

  - Vendor payments in excess of $10,000.

- o   Salary payments in excess of $10,000 made to the CEO, a friend or relative.

- o   Travel and Entertainment payments in excess of $10,000.

- o   Intercompany debt or back payments in excess of $10,000.

- o   Administrative Expenses in any amount may not be strictly for administrative purposes.

The aforementioned disclosure was intended to describe the potential use of funds related to separating the Company from G38. During the period ended December 31, 2020 and December 31, 2021, the Company repaid its loans and advances from G38 solely in shares. These repayments were made via a stock transfer and not sold to G38. The Company transferred 83,000,000 shares of Common Stock to G38's Founder Dr. Glover.

For the period ended December 31, 2020, G38 paid all expenses on behalf of WiGL Inc. Conversely, the during COVID in 2021 the Company made reciprocated advances to G38 in the amount of $351,000 during the period ended December 31, 2021.

During the period ending December 2020, the CEO received $0 in salary from the Company. For the period ending December 31, 2021, when the CEO transitioned from unpaid parttime support to full time CEO, the Company made advances to Dr. Glover in the amount of $100,000.

During the period ended December 31, 2022, at the close of the Regulation CF offering, the Company accepted the following payments from related parties:

Holders	Returned To	Amount	Reasoning	Value
Dr. Glover	Company	387,451 shares	Dr. Glover returned 387,451 shares of Common Stock that had been issued to him in lieu of salary during the period ended December 31, 2020.	$1.58 per share

As discussed above, the CEO returned 387,451 shares, valued at $1.58 per share for a total value of $612,173. In addition to the share return settling the above related party receivables, it resulted in an amount owing to the CEO of $64,004 and is recorded as a related party payable as of December 31, 2022. The balance increased by $106 in the year ending December 31, 2023 for a balance of $64,110. During the year ended December 31, 2024, the Company settled the full outstanding debt in exchange for an electronic vehicle. This resulted in a gain on disposal of $47,028.

During the year ending December 31, 2024, the CEO took a 50% cut in his Salary.

In January of 2024 the Company completed the carve-out of a newly formed entity, WiGL eNERGY, which was established to commercialize certain technologies previously under development by the Company. Prior to the carve-out, the Company incurred and expensed research and development ("R&D") costs related to the technologies now owned by WiGL eNERGY.

In connection with the carve-out, the Company entered into a reimbursement agreement with WiGL eNERGY, under which WiGL eNERGY has agreed to reimburse the Company for certain R&D expenses incurred prior to the carve-out date as well as subsequent related expenses. As of December 31, 2023, the total amount to be reimbursed is $410,355. Management continues to assess the recoverability of any remaining balances and will recognize additional income as appropriate under ASC 606, Revenue from Contracts with Customers, or ASC 450, Contingencies, depending on the nature of the agreement and rights to reimbursement.

NOTE 6 – RISK REDUCTION INVESTMENTS

The Company has invested in equity securities comprised of mutual funds and individual company stocks and adopted ASU 2016-01, which requires equity investments to be measured at fair value with changes in fair value recognized in net income. The funds are publicly traded on an active market making them a level 1 on the fair value hierarchy.

In addition to holding funds in $250,000 FDIC insured deposit bank accounts, the Company also deposited funds received from its securities offerings into an Edward Jones insured investment account for operating capital. This account provided additional insurance against loss of funds and security compared to our deposit accounts.

During the year ending December 31, 2023, reinvested $760 of dividends into investments. Further, during the year, the Company had unrealized gain of $99,856. During the year ending December 31, 2024, the Company reinvested $454 of dividends into investments. Further, during the year, the Company had unrealized losses of $28,080 and capital gains of $73,907.

During 2021, the Company invested $4,547 in 14 companies via crowd funding. During the year ending December 31, 2022, the Company invested an additional $1,710 in three companies via crowd funding. As the companies are not public and without a readily determinable fair value, the Company accounts for these investments at cost, minus impairment in accordance with ASC 321. The balance of the equity investments as of December 31, 2024 and 2023 was $5,674.

NOTE 7 – INCOME TAXES

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, the Company's policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes based on the provisions promulgated by the Internal Revenue Service ("IRS"), which has a statute of limitation of three years from the due date of the return. As such, all tax years are open since 2021.

The Company currently has a tax net operating loss carryforwards of approximately $5,600,000 for which it may receive future tax benefits. However, as of December 31, 2024 and December 31, 2023, no such benefit is expected to be recognized in the near term, and therefore, a full valuation allowance has been assessed on any potential income tax benefit. Based on the federal rate of 21% and the State of Virginia rate of 6%, which results in an effective combined tax rate of 25.7%, the deferred tax asset and the valuation allowance nets to a deferred tax asset of $0 as of December 31, 2024 and December 31, 2023, resulting in an effective tax rate of 0%. There was an increase to the valuation allowance of the deferred tax asset in the amount of $408,944.

NOTE 8 – COMMON STOCK

The Company has authorized 500,000,000 shares of no par value common stock. As of December 31, 2024 and December 31, 2023, there were 97,547,739 and 96,426,824 shares of common stock issued and outstanding, respectively.

During the year ending December 31, 2023, the Company participated in a Regulation A raise and sold a total of 2,457,226 shares of common stock for gross proceeds of $3,623,814. There were an additional 70,402 shares, valued at $111,235, that were issued to the broker as a part of their fee for the raise. There were $665,882 in net fees related to the fundraise. Of the gross proceeds, there was an additional $203,427 placed in escrow to be distributed to the Company at the conclusion of the raise. The total escrow balance as of December 31, 2023 was $309,577. The full amount of escrow was received during the year ending December 31, 2024.

During the year ending December 31, 2024, the Company continued with the Regulation A raise and sold an additional 983,653 shares of common stock for gross proceeds of $1,208,474. There were two more smaller equity raises that resulted in 137,262 shares being issued for total cash proceeds of $227,042. There were $91,674 in net fees related to the three fundraises.

NOTE 9 – OTHER INCOME

During the year ending December 31, 2023, the Company received $100,000 from the IRS for an Employee Retention Credit (ERC) and was recorded as other income on the Statement of Operations. The refundable tax credit is for businesses and tax-exempt organizations that had employees and were affected during the COVID-19 pandemic.

NOTE 10 – Subsequent Events

The Company has evaluated subsequent events through April 10, 2024, the date these financial statements were available to be issued and noted the following events for disclosure.

In January of 2025, the Company continued with an equity raise and issued an additional 29,517 shares for $54,606.

I, __Dr. Ahmad Glover_____ (Print Name), the ___Founder_____(Principal Executive Officers) of __WiGL Inc_____(Company Name), hereby certify that the financial statements of _WiGL Inc_____ (Company Name) and notes thereto for the periods ending _31 Dec 2024___ (first Fiscal Year End of Review) and Apr 2025____(second Fiscal Year End of Review) included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

WiGL Inc has not yet filed its federal tax return for [year]."

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the __15th of April 2025_____ (Date of Execution).

_____ (Signature)

___Founder_____ (Title)

___15 Apr 2025_____ (Date)

CERTIFICATION

I, Dr. Ahmad Glover, Principal Executive Officer of Wireless electrical Grid LAN, Inc., hereby certify that the financial statements of Wireless electrical Grid LAN, Inc. included in this Report are true and complete in all material respects.

Dr. Ahmad Glover

Founder